UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BANCO MACRO S.A.

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Eduardo Madero 1182

Address of Principal Executive Office (Street and Number)

City of Buenos Aires, Argentina

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined the need to prepare its consolidated statements for its fiscal year ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Until the adoption of IFRS, the financial statements included in the Registrant’s Annual Reports on Form 20-F were prepared in accordance with the Argentine Central Bank’s accounting rules reconciled to US GAAP. The Registrant is currently working to complete its first filing after the adoption of IFRS, and it is difficult to estimate the potential loss that may be generated as a result of our transition to IFRS.

Furthermore, under IFRS and pursuant to IAS29, as of July 1, 2018, Argentina met the criteria to be considered a hyperinflationary economy, given that inflation over the last three years exceeded 100% on a cumulative basis. Consequently, the Registrant is for the first time required to prepare its consolidated financial statements for the 2017 and 2018 fiscal years stated in terms of Argentine pesos adjusted for inflation as of December 31, 2018, all of which has proven to be more complex than expected.

For these reasons, the Registrant is unable to complete the processes necessary to complete and file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort and expense.

The Registrant intends to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 as soon as possible and within the period prescribed by Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jorge Francisco Scarinci	+54 (11)	5222-6730
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our IFRS financials for the years ended December 31, 2018 and 2017 will show a material change in our results of operations. In particular, we expect the application of IAS 29 to result in a net loss in our results of operations for the year ended December 31, 2018 primarily due to the impact of inflation accounting.

BANCO MACRO S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30th, 2019	By:	/s/ Jorge Francisco Scarinci
	Name:	Jorge Francisco Scarinci
	Title:	Chief Financial Officer